Exhibit 4.6

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a description of the capital stock of Lonestar Resources US Inc. (the "Company," "we," "us," and "our"), which is registered under Section 12 of the Securities Exchange Act of 1934, as amended. The following description is not complete and is qualified in its entirety by reference to our Certificate of Incorporation, Certificate of Amendment to the Certificate of Incorporation, Certificate of Amendment to Certificate of Incorporation dated May 24, 2017 (collectively, and as further amended by our Certificates of Designations, "our certificate of incorporation"), our Amended and Restated Bylaws ("our bylaws"), our Certificate of Designations of Series B Convertible Preferred Stock, Certificate of Designations of Series A-1 Convertible Participating Preferred Stock ("Series A-1 Preferred Stock"), and Certificate of Designations of Series A-2 Convertible Participating Preferred Stock ("Series A-2 Preferred Stock"), which are included as exhibits 3.1, 3.2, 3.3, 3.4, 3.5, 3.6 and 3.7, respectively, to our Annual Report on Form 10-K.

Authorized Capital Stock

Our authorized capital stock consists of 100,000,000 shares of Class A voting common stock ("Class A Common Stock"), par value $0.001 per share, 5,000 shares of Class B non-voting common stock ("Class B Non-Voting Common Stock"), par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Holders of our Class A Common Stock are entitled to one vote for each share on all matters voted on by stockholders, including the election of directors. Except as required by law, the holders of our Class B Non-Voting Common Stock will not be entitled to vote on matters voted on by stockholders. Shares of our Class A Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of the board of directors can elect all the directors to be elected at that time, and, in such event, the holders of the remaining shares will be unable to elect any directors to be elected at that time. Holders of shares of our Class A Common Stock and Class B Non-Voting Common Stock (collectively, "Common Stock") do not have any conversion, redemption or pre-emptive rights.

Subject to any preferential or other rights of any then outstanding Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of our Common Stock will be entitled to receive all of the remaining assets of the Company available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them, regardless of whether such shares are Class A Common Stock or Class B Non-Voting Common Stock.

Holders of record of shares of our Common Stock are entitled to receive dividends when and if declared by the board of directors out of funds legally available for such dividends, however, that any dividend upon the Common Stock that is payable in Common Stock shall be paid only in Class A Common Stock to the holders of Class A Common Stock and only in Class B Non-Voting Common Stock to the holders of Class B Non-Voting Common Stock, subject to both the rights of all outstanding shares of capital stock ranking senior to the Common Stock in respect of dividends, including Series A-1 Preferred Stock and Series A-2 Preferred Stock, and to any dividend restrictions contained in debt agreements. Any outstanding shares of Common Stock are fully paid and nonassessable by us. As of December 31, 21019, there were 24,945,594 shares of our Class A Common Stock outstanding. We do not have any shares of Class B Non-Voting Common Stock outstanding.

Preferred Stock

Our board of directors is authorized to issue up to 10,000,000 shares of preferred stock in one or more series, including but not limited to our Series A-1 Preferred Stock and our Series A-2 Preferred Stock. For each series of preferred stock, the board of directors may fix the voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences and the number of shares constituting any series or the designation of that series, which may be superior to those of the Common Stock, without further vote or action by the stockholders. We do not need stockholder approval to issue or fix the terms of the preferred stock. Subject to the rights of the holders of any series of preferred stock pursuant to the terms of this certificate of incorporation or any resolution or resolutions providing for the issuance of such series of stock adopted by the Board of Directors, the number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote.

One of the effects of undesignated preferred stock may be to enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and as a result to protect the continuity of our management. The issuance of shares of the preferred stock by the board of directors as described above may adversely affect the rights of the holders of our Common Stock. For example, preferred stock issued by us may rank superior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of preferred stock may discourage bids for our Common Stock or may otherwise adversely affect the market price of our Common Stock.

Series A-1 Preferred Stock. As of December 31, 2020, there were 100,328 shares of Series A-1 Preferred Stock outstanding. At a stockholder’s meeting on November 3, 2017, holders of a majority of our outstanding common stock approved the issuance of our Class A Common Stock upon the conversion of all shares of Series A-1 Preferred Stock issued or issuable pursuant to the Amended and Restated Securities Purchase Agreement, dated as of June 15, 2017, by and between the Company and Chambers Energy Capital III, LP. Holders of Series A-1 Preferred Stock may convert such shares into shares of our Class A Common Stock at their option. The Series A-1 Preferred Stock votes on an as converted basis on all matters submitted to a vote of our common stock and, separately, votes as a class with respect to certain matters that could potentially affect the Series A-1 Preferred Stock.

Series A-2 Preferred Stock. We do not have any shares of Series A-2 Preferred Stock outstanding.

Anti-takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of our certificate of incorporation and bylaws may be considered as having an anti-takeover effect, such as the following provisions:

•	requiring advance notice of stockholder intention to put forth director nominees or bring up other business at a stockholders’ meeting;

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requiring the affirmative vote of 66 2⁄3% of the voting power of all then outstanding shares entitled to vote in order for stockholders to adopt, amend or repeal any provision of our bylaws or certificate of incorporation; and

•
providing that the number of directors shall be fixed from time to time by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships) or by the stockholders. Newly created directorships resulting from any increase in our authorized number of directors will be filled only by a majority vote of our board of directors then in office, whether or not such directors number less than a quorum, and directors so chosen will serve for a term expiring at the annual meeting of stockholders at which the term of office to which they have been elected expires or until such director’s successor shall have been duly elected and qualified.

The above-summarized provisions of our certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Choice of Forum

Our bylaws provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws; or (iv) any action asserting a claim against us pertaining to internal affairs of our corporation; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware. Our certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our bylaws is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.

Listing

Our Class A Common Stock is listed on the Nasdaq Global Select Market under the symbol "LONE."

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for our Class A Common Stock.